Homex Comments on Higher Than Average Volume of Shares Traded in The Mexican
                                 Stock Exchange

      CULIACAN, Mexico, May 15 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A.B de C.V. (Homex or the Company) (NYSE: HXM, BMV: HOMEX) was notified today that Mr. Jose Ignacio de Nicolas Gutierrez, a member of the Homex Board of Directors, decided to sell an important part of his interest in Homex through the Mexican Stock Exchange.
      Jose Ignacio de Nicolas, who is not a member of the management team and does not have any operative responsibility in the Company, is a brother of Eustaquio de Nicolas Gutierrez, Chairman of the Board of Homex.

      About Homex
      Desarrolladora Homex, S.A.B de C.V. is a leading, vertically-integrated home development company focused on affordable-entry level and middle-income housing in Mexico. It is one of the most geographically diverse home builders in the country. Homex has a leading position in the top four markets in the country and is the largest builder in Mexico, based on the number of homes sold and net income.
      For additional corporate information please visit the Company's web site at: www.homex.com.mx

SOURCE  Desarrolladora Homex, S.A. de C.V.
    -0-                             05/15/2007
    /CONTACT:  Carlos J. Moctezuma, Head of Investor Relations,
Desarrolladora
Homex, S.A.B de C.V., +5266-7758-5838, cmoctezuma@homex.com.mx, or investor.relations@homex.com.mx/
    /Web site:  http://www.homex.com.mx /
    (HXM)